PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE February 1, 2010
CANADIAN ZINC FILES AMENDED AND RESTATED QUARTERLY FINANCIAL STATEMENTS

Vancouver, British Columbia, February 1, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces that it has filed on SEDAR amended and restated unaudited interim financial statements and management’s discussion & analysis (“MD&A”) (collectively the “Amended Documents”) for the interim periods ended June 30, 2009 and September 30, 2009.

Canadian Zinc is filing the Amended Documents following a decision in the fourth quarter of 2009 to amend the Company’s accounting policy for its investment in Vatukoula Gold Mines Plc from the equity method of accounting to the principles of accounting as determined by CICA Handbook Section 3855 “Financial Instruments – recognition and measurement.”

The change in accounting policy resulted in certain adjustments which are reported in the Company’s restated unaudited interim financial statements for the second and third quarters of its fiscal year ended December 31, 2009.  As a result of these retroactive adjustments the Company has filed amended and restated unaudited interim financial statements and the corresponding MD&A for those periods.

The principal effect of the change was to report restated net income for the three and six months ended June 30, 2009 of $3.265 million and $2.968 million, compared to the previously reported net loss of $722,000 and $1.019 million respectively.

For the three months ended September 30, 2009 the effect of the change was to report a restated net loss of $1.092 million compared to $2.416 million as previously reported.  For the nine months ended September 30, 2009 the effect of the change was to report net income of $1.876 million compared to a net loss of $3.435 million as previously reported.

Total assets at June 30, 2009 and September 30, 2009 have been restated at $32.331 million and $31.591 million compared to $28.344 million and $26.285 million as previously reported.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com